EXHIBIT 32.1

**CERTIFICATION OF
CHIEF EXECUTIVE OFFICER**

I, Mark B. Hoffman, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The quarterly report on Form 10-Q to which this statement is an exhibit fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such quarterly report on Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Commerce One, Inc.

Date: August 9, 2004   /s/ Mark B. Hoffman
                                                      Mark B. Hoffman
                                                      Chief Executive Officer

**CERTIFICATION OF
CHIEF FINANCIAL OFFICER**

I, Todd Hagen, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The quarterly report on Form 10-Q to which this statement is an exhibit fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such quarterly report on Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Commerce One, Inc.

Date: August 9, 2004   /s/ Todd Hagen
                                                      Todd Hagen
                                                      Interim Chief Financial Officer